02029695

Arls
P.E 12/31/01

SFSB HOLDING COMPANY

ANNUAL REPORT
FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2001

SFSB HOLDING COMPANY
2001 ANNUAL REPORT

TABLE OF CONTENTS

SFSB Holding Company
900 Saxonburg Boulevard • Pittsburgh, Pennsylvania 15223 • (412) 487-4200 Fax: (412) 487-9494

To Our Stockholders:

On behalf of our Board of Directors and employees, we are pleased to present the 2001 Annual Report to Stockholders of SFSB Holding Company. For the fiscal year ended December 31, 2001, we earned $203,000 or $.38 per diluted earnings per share. Additionally, asset quality continues to remain excellent. Assets increased $3.4 million to approximately $56.0 million from last year, which primarily reflects a net loan growth of $2.1 million in our one-to four family and home equity loan portfolios. Due to the current market environment, we also repurchased in fiscal 2001 approximately 15% of our common stock on the open market. The shares were repurchased at an average price of $11.00 per share, which is at a price below our book value of approximately $15.34 at December 31, 2001. We believe stock repurchases at a price below book value are an important part of enhancing your investment in us as this increases earnings per share and book value per share.

On behalf of the directors and staff, we thank you for your continuous support and strongly urge our shareholders to also become our customers. We invite you to find out why Stanton Federal Savings Bank is **"THE PLACE TO BANK"**.

Sincerely,

Barbara J. Mallen

Barbara J. Mallen
President

SFSB HOLDING COMPANY

Corporate Profile

SFSB Holding Company ("SFSB"), a Pennsylvania corporation, is the savings and loan holding company for Stanton Federal Savings Bank ("Stanton Federal"). SFSB conducts no business of its own other than holding all of the outstanding stock of Stanton Federal. Stanton Federal is the principal subsidiary of SFSB.

Stanton Federal is a federally chartered stock savings bank headquartered in Pittsburgh, Pennsylvania and conducts business through two full service branches located in the communities of Shaler Township and Lawrenceville, Pennsylvania. Stanton Federal offers a broad range of deposits and loan products to individuals, families, and small businesses. Stanton Federal is subject to examination and regulation by the Office of Thrift Supervision and its deposits are insured by the Savings Association Insurance Fund of the FDIC to applicable limits.

Stock Market Information

SFSB's common stock has been traded on the OTC Electronic Bulletin Board under the trading symbol of "SFSH". The following table reflects high and low bid quotations. The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

Date	High ($)	Low ($)	Dividends Declared ($)
January 1, 2000 to March 31, 2000	7.00	6.00	--
April 1, 2000 to June 30, 2000	7.25	6.00	.15
July 1, 2000 to September 30, 2000	7.25	6.875	--
October 1, 2000 to December 31, 2000	7.25	7.125	--
January 1, 2001 to March 31, 2001	10.00	7.50	--
April 1, 2001 to June 30, 2001	12.00	9.74	.30
July 1, 2001 to September 30, 2001	11.60	11.40	--
October 1, 2001 to December 31, 2001	14.30	11.10	--

The number of shareholders of record of common stock as of the record date of March 1, 2002, was approximately 325. This number does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At March 1, 2002, there were 499,535 shares outstanding. SFSB's ability to pay dividends to stockholders is dependent upon the dividends it receives from Stanton Federal. Stanton Federal may not declare or pay a cash dividend on any of its stock if the effect would cause its regulatory capital to be reduced below (1) the amount required for its liquidation account established in connection with its stock conversion or the regulatory capital requirements imposed by the Office of Thrift Supervision.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Private Securities Litigation Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes," "anticipates," "contemplates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, the ability to control costs and expenses, general economic conditions, government policies and action of regulatory authorities. These risks and uncertainties should be considered in evaluating forward looking statements and undue reliance should not be placed on such statements.

SFSB Holding Company (the "Company") is a savings and loan holding company headquartered in Pittsburgh, Pennsylvania, which provides a broad range of deposits and loan products through its wholly owned subsidiary, Stanton Federal Savings Bank (the "Bank"). Unless the context indicates otherwise, all references to the Company refer collectively to the Company and the Bank.

Asset/Liability Management

The Company's net interest income is sensitive to changes in interest rates, as the rates paid on interest-bearing liabilities generally change faster than the rates earned on interest-earning assets. As a result, net interest income will frequently decline in periods of rising interest rates and increase in periods of decreasing interest rates.

The board of directors manages the interest rate sensitivity of the Company through the determination and adjustment of asset/liability composition and pricing strategies. The board of directors meets quarterly to monitor the impact of interest rate risk and developed strategies to manage its liquidity, shorten the effective maturities of certain interest earning assets and increase the effective maturities of certain liabilities, to reduce the exposure to interest rate fluctuations. These strategies include focusing its investment activities on short and medium-term securities, maintaining and increasing the transaction deposit accounts, as these accounts are considered to be relatively resistant to changes in interest rates and utilizing deposit marketing programs to adjust the term or repricing of its liabilities. If circumstances arise, the Company will also utilize Federal Home Loan Bank ("FHLB") borrowings.

Net Portfolio Value

The Bank computes amounts by which the net present value of cash flow from assets, liabilities and off balance sheet items ("net portfolio value" or "NPV") would change in the event of a range of assumed changes in market interest rates. Based upon OTS assumptions, the following table presents the Bank's percentage change in NPV, assuming an immediate change in interest rates of plus or minus 300 basis points from the level at December 31, 2001.

Changes in Interest Rates in Basis Points ("bp")	NPV Ratio% (2)	Change (3)
+300 bp	11.26	(537) bp
+200 bp (1)	13.01	(362) bp
+100 bp	14.84	(179) bp
0 bp	--	--
-100 bp	17.56	92 bp
-200 bp (4)	--	--
-300 bp (4)	--	--

(1) Denotes rate shock used to compute the NPV capital ratios.
(2) Calculated as the estimated NPV divided by present value of total assets.
(3) Calculated as the excess (deficiency) of the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.
(4) Due to the abnormally low interest rate environment in fiscal 2001, the OTS did not provide a calculation.

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturity or periods of repricing they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, generally have features which restrict changes in interest rates on a short term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Financial Condition

At December 31, 2001, consolidated assets totaled $55,950,000, an increase of $3,434,000, or 6.5%, from $52,516,000 at December 31, 2000. Additionally, liabilities totaled $47,745,000 at December 31, 2001, an increase of $4,260,000, or 9.8%, from $43,485,000 at December 31, 2000. Funds from deposits, which increased $6,268,000, coupled with a decrease in investment securities resulting from a significant amount of such securities being called, were used to originate loans, repay FHLB advances, as well as provide additional liquidity as cash and cash equivalents rose $3,421,000.

Investment securities and mortgaged-backed securities held to maturity decreased $2,060,000 to $17,598,000 at December 31, 2001 from $19,658,000 at December 31, 2000. Such decrease in the held to maturity portfolios reflect during 2001 maturities and repayments of $10,000,000 offset by purchases in the investment securities portfolio of $6,842,000.

Net loans receivable at December 31, 2001 increased 11.6% to $21,085,000 from $18,887,000 at December 31, 2000. The majority of the Company's lending activity is predominately mortgage loans secured by one-to-four family residential property and home equity loans. Such loans grew $2.1 million, or 12.7%, to $18.9 million at December 31, 2001, and represent 89.1% of the loan portfolio. Such increases reflect the result of management's pursuit and development of quality loan growth during continued economic prosperity within the Company's market area, the Federal Reserve Board's approach to aggressively reducing interest rates during 2001, as well as the Company's overall relationship with its customers. As of December 30, 2001, the Company had additional commitments of $1.0 million to fund loan growth.

The increase in deposits to $44,210,000 at December 31, 2001 from $37,942,000 at December 31, 2000, resulted primarily from an increase in certificates of deposit and savings accounts of $3,678,000 and $2,019,000, respectively. The increase in deposits was primarily attributed to the increase in certificates of deposits, as a result of pricing such products competitively in response to the local market area.

Stockholder's equity decreased to $8,205,000 at December 31, 2001 from $9,031,000 at December 31, 2000. The decrease in stockholders' equity was due to the repurchase of 91,270 shares of the Company's stock during the year for a total amount of $821,000, coupled with a cash dividend of $162,000. Offsetting such decrease, was net income of $203,000 and the amortization of ESOP and RSP shares totaling $87,000.

Results of Operations

Net income decreased $215,000 to $203,000 for the year ended December 31, 2001 from net income of $418,000 for the same period ended 2000. This decrease was due to a reduction in net interest income of $84,000 and an increase in noninterest expense of $264,000. Such decrease in net income was offset by an increase in noninterest income of $143,000 coupled with a reduction in the provision for loan losses and income taxes of $27,000 and $37,000, respectively.

Interest income for the year ended December 31, 2001 increased to $3,524,000, or 7.1%, from $3,291,000 for the same period ended 2000. Increases in interest earned on loans receivable and mortgage-backed securities of $190,000 and $151,000, respectively, were offset somewhat by a decrease in interest income earned on investment securities of $102,000. Interest income fluctuations were driven by increases in both volume and rate during 2001 as compared to 2000. The average balances of mortgage-backed securities and loans receivable increased $2.6 million and $2.4 million, respectively. Growth in these higher yielding products helped offset a 32 basis point decrease in the tax equivalent yield on total interest earning assets to 6.61% for the year ended December 31, 2001 from 6.93% for the same 2000 period. The Federal Reserve Board's easing of interest rates during 2001 resulted in a reduction of the federal funds rate by 375 basis points during the year. Accordingly, the yield on other interest-earning assets decreased 212 basis points during the year.

Due to the lower interest rate environment during 2001, interest expense on deposits remained relatively unchanged for the year ended December 31, 2001 as compared to the same period ended 2000. Additionally, the increase in the average balance of FHLB advances in 2001 of $4,018,000 resulted in an increase in related interest expense of $268,000. The average cost of funds for interest bearing liabilities increased 10 basis points to 4.64% for the year ended December 31, 2001 from 4.54% for the same period ended 2000. The remainder of the increase in interest expense resulted from the increase in the volume of certificates of deposits, which rose $1.2 million at December 31, 2001.

For a detailed analysis of interest income and income expense, see Average Balance Sheet and Rate Volume Analysis below.

Average Balance Sheet

The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from daily balances.

	For the Year Ended December 31,					
	2001			2000		
	(Dollars in thousands)					
	Average Balance	Interest	Average Yield/ Cost(4)	Average Balance	Interest	Average Yield/ Cost(4)
Interest-earning assets:						
Loans receivable(1)	$19,919	$1,537	7.72%	$17,510	$1,346	7.69%
Mortgage-backed securities	15,975	1,030	6.45%	13,383	879	6.57%
Investment securities	11,330	720	6.48%	12,756	823	6.63%
Other interest-earning assets	6,333	237	3.74%	4,142	243	5.87%
Total interest-earning assets	53,558	3,524	6.61%	47,791	3,291	6.93%
Non-interest-earning assets	2,079			2,132		
Total assets	$55,637			$49,923		
Interest-bearing liabilities:						
Interest-bearing demand deposits	$3,577	77	2.15%	$ 3,571	83	2.32%
Certificates of deposit	23,391	1,293	5.53%	22,169	1,238	5.58%
Savings deposits	11,562	321	2.78%	10,742	322	3.00%
Borrowed funds	4,739	315	6.65%	721	47	6.52%
Total interest-bearing liabilities	43,268	2,006	4.64%	37,203	1,690	4.54%
Non-interest bearing liabilities	3,774			3,829		
Total liabilities	47,042			41,032		
Stockholders' equity	8,595			8,891		
Total liabilities and stockholders' equity	$55,637			$49,923		
Net interest income		$1,518			$ 1,601	
Interest rate spread(2)			1.97%			2.39%
Net yield on interest-earning assets(3)			2.83%			3.35%
Ratio of average interest-earning assets to average interest-bearing liabilities			123.78%			128.46%

(1) Average balances include non-accrual loans.

(2) Interest rate spread represents the difference between the average yield on interest-earning assets and the cost of interest-bearing liabilities.

(3) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

(4) Tax equivalent adjustments have been made to yields on securities that are exempt from federal income tax, assuming a tax rate of 34%.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in our interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume). Increases and decreases due to both rate and volume, which cannot be separated, have been allocated proportionally to the change due to volume and the change due to rate.

	Year Ended December 31,		
	2001 vs. 2000		
	Increase (Decrease) Due to		
	Volume	Rate	Net
	(In Thousands)		
Interest income:			
Loans receivable	$ 185	$ 6	$ 191
Mortgage-backed securities	170	(19)	151
Investment securities	(90)	(13)	(103)
Other interest-earning assets	129	(135)	(6)
Total interest-earning assets	$ 394	$ (161)	$ 233
Interest expense:			
Interest-bearing demand deposits	$ --	$ (6)	$ (6)
Certificates of deposit	68	(13)	55
Savings deposits	25	(26)	(1)
Borrowed funds	262	6	268
Total interest-bearing liabilities	$ 355	$ (39)	$ 316
Change in net interest income	$ 39	$(122)	$ (83)

The Company recorded a provision for loan losses of $12,000 for fiscal 2001 as compared to $39,000 for the same 2000 period. Management monitors the allowance for loan losses and makes additions to the allowance as economic conditions dictate. The allowance for loan losses is maintained at a level that represents management's best estimates of losses in the loan portfolio at the balance sheet date. However, there can be no assurance that the allowance for losses will be adequate to cover losses which may be realized in the future and that additional provisions for losses will not be required.

Noninterest income increased $143,000 to $577,000 for the year ended December 31, 2001 from $434,000 for the same period ended in 2000. The increase in noninterest income in fiscal 2001 was primarily related to increase in investment securities gains, net of $111,000. During the year, the Company sold Federal Home Loan Mortgage Corporation stock.

Noninterest expense increased $264,000, or 17.7%, to $1,754,000 for the year ended December 31, 2001 as compared to $1,450,000 for the same period ended 2000. Compensation and employee benefits increased $207,000 in fiscal 2001 as a result of hiring additional employees coupled with normal merit raises, an increase in periodic pension costs, and increased benefit costs associated with supplemental retirement expenses for senior management. Professional services increased $17,000 due to an increase in the amount of such services utilized during 2001 as compared to 2000. Additionally, other expenses increased $35,000 in fiscal 2001 primarily due to the use of temporary staffing services, increased mailings detailing new regulatory legislation, as well as smaller dollar increases in numerous other expense accounts.

Income tax expense for the year ended December 31, 2001 increased $37,000 as a result of the utilization in fiscal 2000 of the Company's remaining loss carryforwards.

Liquidity and Capital Resources

The primary sources of funds are deposits, repayment of loans, and mortgage-backed securities, maturities of investments and interest-bearing deposits, funds provided from operations and advances from the FHLB of Pittsburgh. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the general level of interest rates, economic conditions, and competition. The Bank uses its resources primarily to fund existing and future loan commitments, maturing certificates of deposit and demand deposit withdrawals, investments in other interest-earning assets, maintenance of necessary liquidity, and to meet operating expenses.

Liquidity management for the Company is measured and monitored on both a short- and long-term basis, allowing management to better understand and react to emerging balance sheet trends. After assessing actual and projected cash flow needs, management seeks to obtain funding at the most economical cost. Both short- and long-term liquidity needs are addressed by maturities and sales of investments securities, and loan repayments and maturities. The use of these resources, in conjunction with access to credit, provide the core ingredients for satisfying depositor, borrower, and creditor needs.

The Company's liquid assets consist of cash and cash equivalents, certificates of deposit and investment and mortgage-backed securities classified as available for sale. The level of these assets is dependent on the Company's operating, investing, and financing activities during any given period. At December 31, 2001, cash and cash equivalents totaled $6.9 million or 12.3% of total assets while investment and mortgage-backed securities classified as available for sale totaled $7.6 million or 13.5% of total assets. Management believes that the liquidity needs of the Company are satisfied by the current balance of cash and cash equivalents, readily available access to traditional funding sources, FHLB advances, and the portion of the investment and mortgage-backed securities, and loan portfolios that mature within one year. These sources of funds will enable the Company to meet cash obligations and off-balance sheet commitments as they come due.

Net cash provided by operating activities decreased to $306,000 for the year ended December 31, 2001 from $406,000 for the same 2000 period. This decrease was primarily the result of a decrease in net income, an increase in net investment securities gains, and a decrease in other miscellaneous items.

Net cash provided by investing activities totalled $69,000 for the year ended December 31, 2001 as compared to net cash used for investing activities of $5,186,000 for the same period ended 2000. The increase in purchases of investment and mortgage-backed securities totaling $7,582,000 was more than offset by increases in maturities and repayments of $12,639,000. As interest rates declined during 2001, the Company recognized a significant increase in the number of called securities. Additionally, the Company experienced a reduction in loan originations of $1,199,000.

Net cash provided from financing activities for the year ended December 31, 2001 remained relatively unchanged at $3,252,000 as compared to the same 2000 period. The increase in deposits of $7,737,000 was offset somewhat by net repayments of FHLB advances and an increase in the purchase of treasury stock of $7,000,000 and $581,000, respectively.

SNODGRASS
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
SFSB Holding Company

We have audited the accompanying consolidated balance sheet of SFSB Holding Company and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SFSB Holding Company and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

S.R. Snodgrass, A.C.

Wexford, PA
March 1, 2002

S.R. Snodgrass, A.C.
1000 Stonewood Drive, Suite 200 Wexford, PA 15090-8399 Phone: 724-934-0344 Facsimile: 724-934-0345

SFSB HOLDING COMPANY
CONSOLIDATED BALANCE SHEET

	December 31, 2001	December 31, 2000
ASSETS		
Cash and due from banks	$ 522,521	$ 541,525
Interest-bearing deposits in other banks	6,386,630	2,946,420
Cash and cash equivalents	6,909,151	3,487,945
Certificates of deposit in other banks	266,000	295,000
Investment securities available for sale	4,271,945	2,954,871
Investment securities held to maturity (market value of $5,947,521 and $8,470,064)	5,904,739	9,063,535
Mortgage-backed securities available for sale	3,306,389	5,171,720
Mortgage-backed securities held to maturity (market value of $11,830,672 and $10,252,897)	11,693,260	10,594,864
Loans receivable (net of allowance for loan losses of $183,009 and $171,009)	21,085,269	18,887,161
Accrued interest receivable	284,926	417,681
Premises and equipment	1,556,222	1,355,199
Federal Home Loan Bank stock	318,500	256,500
Other assets	353,624	31,196
TOTAL ASSETS	$ 55,950,025	$ 52,515,672
LIABILITIES		
Deposits	$ 44,209,873	$ 37,942,034
FHLB advances	3,000,000	5,000,000
Advances by borrowers for taxes and insurance	83,545	116,499
Accrued interest payable and other liabilities	451,698	426,085
TOTAL LIABILITIES	47,745,116	43,484,618
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY		
Preferred stock, no par value; 1,000,000 shares authorized; none issued and outstanding	-	-
Common stock, par value $.10 per share; 4,000,000 shares authorized; 726,005 issued	72,600	72,600
Additional paid-in capital	6,680,317	6,676,810
Retained earnings - substantially restricted	3,547,338	3,506,353
Accumulated other comprehensive income	160,119	293,328
Unallocated shares held by Employee Stock Ownership Plan (ESOP)	(348,480)	(406,560)
Unallocated shares held by Restricted Stock Plan (RSP)	(175,786)	(201,431)
Treasury stock, at cost (191,470 and 100,200 shares)	(1,731,199)	(910,046)
TOTAL STOCKHOLDERS' EQUITY	8,204,909	9,031,054
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 55,950,025	$ 52,515,672

See accompanying notes to the consolidated financial statements.

SFSB HOLDING COMPANY
CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31, 2001	2000
INTEREST INCOME		
Loans receivable	$ 1,536,510	$ 1,346,031
Interest-bearing deposits in other banks	236,572	242,744
Investment securities:		
Taxable	692,377	779,589
Exempt from federal income tax	28,535	43,125
Mortgage-backed securities	1,029,602	878,987
Total interest income	3,523,596	3,290,476
INTEREST EXPENSE		
Deposits	1,691,782	1,642,654
FHLB advances	314,595	46,984
Total interest expense	2,006,377	1,689,638
NET INTEREST INCOME	1,517,219	1,600,838
Provision for loan losses	12,000	39,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	1,505,219	1,561,838
NONINTEREST INCOME		
Service fees on deposit accounts	124,387	124,659
Investment securities gains, net	393,468	281,496
Other	58,683	27,649
Total noninterest income	576,538	433,804
NONINTEREST EXPENSE		
Compensation and employee benefits	969,936	762,836
Occupancy and equipment	196,616	204,369
Data processing	234,194	222,344
Professional services	90,079	73,130
Other	262,915	227,115
Total noninterest expense	1,753,740	1,489,794
Income before income taxes	328,017	505,848
Income taxes	125,353	87,896
NET INCOME	$ 202,664	$ 417,952
EARNINGS PER SHARE:		
Basic	$ 0.39	$ 0.72
Diluted	$ 0.38	$ 0.72

See accompanying notes to the consolidated financial statements.

SFSB HOLDING COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Unallocated Shares Held by ESOP	Unallocated Shares Held by RSP	Treasury Stock	Total Stockholders' Equity	Comprehensive Income
Balance, December 31, 1999	$ 72,600	$ 6,695,656	$ 3,180,278	$ 308,907	$ (464,640)	$ (232,413)	$ (669,562)	$ 8,890,826	
Net income			417,952					417,952	$ 417,952
Other comprehensive income:									
Unrealized loss on available for sale securities, net of reclassification adjustment, net of tax benefit of $8,026				(15,579)				(15,579)	(15,579)
Comprehensive income									$ 402,373
ESOP shares released		(18,846)			58,080			39,234	
RSP shares released						30,982		30,982	
Cash dividends ($.15 per share)			(91,877)					(91,877)	
Purchase treasury stock							(240,484)	(240,484)	
Balance, December 31, 2000	72,600	6,676,810	3,506,353	293,328	(406,560)	(201,431)	(910,046)	9,031,054	
Net income			202,664					202,664	$ 202,664
Other comprehensive income:									
Unrealized loss on available for sale securities, net of reclassification adjustment, net of tax benefit of $68,623				(133,209)				(133,209)	(133,209)
Comprehensive income									$ 69,455
ESOP shares released		3,507			58,080			61,587	
Common stock acquired by RSP						(14,591)		(14,591)	
RSP shares released						40,236		40,236	
Cash dividends ($.30 per share)			(161,679)					(161,679)	
Purchase treasury stock							(821,153)	(821,153)	
Balance, December 31, 2001	$ 72,600	$ 6,680,317	$ 3,547,338	$ 160,119	$ (348,480)	$ (175,786)	$ (1,731,199)	$ 8,204,909	

	2001	2000
Components of comprehensive loss:		
Change in net unrealized gain on investment securities available for sale	$ 126,480	$ 170,208
Realized gains included in net income, net of taxes $133,779 and $95,709	(259,689)	(185,787)
Total	$ (133,209)	$ (15,579)

See accompanying notes to the consolidated financial statements.

SFSB HOLDING COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31, 2001	2000
OPERATING ACTIVITIES		
Net income	$ 202,664	$ 417,952
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for loan losses	12,000	39,000
Depreciation	89,554	98,900
Investment securities gains, net	(393,468)	(281,496)
Deferred income taxes	(42,681)	(63,820)
Increase (decrease) in accrued interest receivable	132,755	(5,503)
Amortization of ESOP and RSP unearned compensation	101,823	70,216
Other, net	(2,890)	130,346
Net cash provided by operating activities	99,757	405,595
INVESTING ACTIVITIES		
Net decrease in certificates of deposit in other banks	29,000	761,306
Investment securities available for sale:		
Purchases	(2,286,947)	(71,691)
Proceeds from sales	399,390	335,657
Maturities and repayments	500,000	-
Investment securities held to maturity:		
Purchases	(6,841,683)	-
Maturities and repayments	10,000,340	928,519
Mortgage-backed securities available for sale:		
Purchases	-	(4,018,107)
Maturities and repayments	1,931,698	618,918
Mortgage-backed securities held to maturity:		
Purchases	(4,550,663)	(2,007,696)
Maturities and repayments	3,450,946	1,696,695
Net increase in loans receivable	(2,210,108)	(3,409,242)
Purchase of Federal Home Loan Bank stock	(62,000)	(10,900)
Purchase of premises and equipment, net	(290,577)	(9,233)
Net cash provided by (used for) investing activities	69,396	(5,185,774)
FINANCING ACTIVITIES		
Net increase (decrease) in deposits	6,267,839	(1,469,631)
Net increase (decrease) in advances by borrowers for taxes and insurance	(32,954)	4,441
Proceeds from FHLB advances	-	5,000,000
Repayment of FHLB advances	(2,000,000)	-
Purchase of treasury stock	(821,153)	(240,484)
Cash dividends paid	(161,679)	(91,877)
Net cash provided by financing activities	3,252,053	3,202,449
Increase (decrease) in cash and cash equivalents	3,421,206	(1,577,730)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,487,945	5,065,675
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 6,909,151	$ 3,487,945

See accompanying notes to the consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Nature of Operations and Basis of Presentation

SFSB Holding Company (the "Company") is a Pennsylvania corporation and is registered under the Bank Holding Company Act. The Company was organized to be the holding company of Stanton Federal Savings Bank (the "Bank"). The Company's and the Bank's principal sources of revenue emanate from interest earnings on its investment and mortgage-backed securities, and mortgage and consumer loan portfolios as well as a variety of deposit services provided to its customers through two locations. The Company and the Bank are subject to regulation by the Office of Thrift Supervision ("OTS").

The consolidated financial statements of the Company include the accounts of the Bank. All intercompany transactions have been eliminated in consolidation. The investment in the subsidiary on the parent company financial statements is carried at the parent company's equity in the underlying net assets of the Bank.

The accounting principles followed by the Company and the methods of applying these principles conform with accounting principles generally accepted in the United States of America and with general practice within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and related revenues and expenses for the period. Actual results could differ significantly from those estimates.

Investment and Mortgage-backed Securities

Investment and mortgage-backed securities are classified at the time of purchase, based on management's intention and ability, as securities held to maturity or securities available for sale. Debt securities, acquired with the intent and ability to hold to maturity are stated at cost and adjusted for amortization of premium and accretion of discount, which are computed using a level yield method and are recognized as adjustments of interest income. Certain other debt and equity securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available for sale securities are reported as a separate component of stockholders' equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank of Pittsburgh ("FHLB") represents ownership in an institution which is wholly-owned by other financial institutions. This equity security is accounted for at cost and reported separately on the accompanying consolidated balance sheet.

Loans Receivable

Loans receivable are stated at their unpaid principal amounts net of the allowance for loan losses. Interest on loans is recognized as income when earned on the accrual method. Interest accrued on loans more than 90 days delinquent is generally offset by a reserve for uncollected interest and is not recognized as income.

Loans Receivable (Continued)

The accrual of interest is generally discontinued when management has doubts about further collectibility of principal or interest, even though the loan may be currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest is charged against income. Interest received on nonaccrual loans is either applied to principal or reported as interest income according to management's judgment as to the collectibility of principal.

Loan Origination Fees

Loan origination and commitment fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan's yield. The Company is amortizing these amounts over the contractual life of the related loans using the interest method.

Allowance for Loan Losses

The allowance for loan losses represents the amount which management estimates is adequate to provide for probable losses inherent in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses charged to operations. The provision for loan losses is based on management's periodic evaluation of individual loans, economic factors, past loan loss experience, changes in the composition and volume of the portfolio, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to changes in the near term.

A loan is considered impaired when it is probable that the borrower will not repay the loan according to the original contractual terms of the loan agreement. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are to be collectively evaluated. Management considers an insignificant delay, which is defined as less than 90 days by the Company, will not cause a loan to be classified as impaired. A loan is not impaired during a period of delay in payment if the Company expects to collect all amounts due including interest accrued at the contractual interest rate during the period of the delay. All loans identified as impaired are evaluated independently by management. The Company estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of said collateral. Impaired loans, or portions thereof, are charged off when it is determined that a realized loss has occurred. Until such time, an allowance for loan losses is maintained for estimated losses. Cash receipts on impaired loans are applied first to accrued interest receivable, unless otherwise required by the loan terms, except when an impaired loan is also a nonaccrual loan, in which case the portion of the receipts related to interest is recognized as income.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using straight-line and accelerated methods over the useful lives of the related assets. Expenditures for maintenance and repairs are charged to operations as incurred. Costs of major additions and improvements are capitalized.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Real Estate Owned

Real estate owned acquired in settlement of foreclosed loans is carried at the lower of cost or fair value minus estimated cost to sell. Valuation allowances for estimated losses are provided when the carrying value exceeds the fair value. Direct costs incurred on such properties are recorded as expenses of current operations.

Income Taxes

Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rates. Deferred income tax expenses or benefits are based on the changes in the deferred tax asset or liability from period to period.

Earnings Per Share

The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share is calculated utilizing net income as reported in the numerator and average shares outstanding in the denominator. The computation of diluted earnings per share differs in that the dilutive effects of any stock options, warrants, and convertible securities are adjusted in the denominator.

Stock Options

The Company maintains a stock option plan for the directors, officers, and employees. When the exercise price of the Company's stock options is greater than or equal to the market price of the underlying stock on the date of the grant, no compensation expense is recognized in the Company's financial statements. Pro forma net income and earnings per share are presented to reflect the impact of the stock option plan assuming compensation expense had been recognized based on the fair value of the stock options granted under the plan.

Comprehensive Income

The Company is required to present comprehensive income in a full set of general purpose financial statements for all periods presented. Other comprehensive income is comprised exclusively of unrealized holding gains and losses on the available for sale securities portfolio. The Company has elected to report the effects of other comprehensive income as part of the Consolidated Statement of Changes in Stockholders' Equity.

Cash Flow Information

The Company has defined cash and cash equivalents are defined as those amounts included in the consolidated balance sheet captions Cash and due from banks and Interest-bearing deposits in other banks.

Cash payments for interest in 2001 and 2000 were $2,025,934 and $1,640,377, respectively. Cash payments for income taxes amounted to $275,679 in 2001 and $34,303 in 2000.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Pending Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) No. 141, *Business Combinations*, effective for all business combinations initiated after June 30, 2001, as well as all business combinations accounted for by the purchase method that are completed after June 30, 2001. The new statement requires that the purchase method of accounting be used for all business combinations and prohibits the use of the pooling-of-interests method. The adoption of FAS No. 141 is not expected to have a material effect on the Company's financial position or results of operations.

In July 2001, the FASB issued FAS No. 142, *Goodwill and Other Intangible Assets*, effective for fiscal years beginning after December 15, 2001. The statement changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. However, the new statement did not amend FAS No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions*, which requires recognition and amortization of unidentified intangible assets relating to the acquisition of financial institutions or branches thereof. The FASB has decided to undertake a limited scope project to reconsider the provisions of FAS No. 72 in 2002. Therefore, the adoption of FAS No. 142 is not expected to have a material effect on the Company's financial position or results of operations.

In August 2001, the FASB issued FAS No. 143, *Accounting for Asset Retirement Obligations*, which requires that the fair value of a liability be recognized when incurred for the retirement of a long-lived asset and the value of the asset be increased by that amount. The statement also requires that the liability be maintained at its present value in subsequent periods and outlines certain disclosures for such obligations. The adoption of this statement, which is effective January 1, 2003, is not expected to have a material effect on the Company's financial statements.

In October 2001, the FASB issued FAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. FAS No. 144 supercedes FAS No. 121 and applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, *Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business*. FAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. FAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

Reclassification of Comparative Amounts

Certain comparative account balances for the prior period have been reclassified to conform to the current period classifications. Such reclassifications did not affect net income or stockholders' equity.

2. EARNINGS PER SHARE

There are no convertible securities which would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statements of Income will be used as the numerator. The following table sets forth a reconciliation of the denominator of the basic and diluted earnings per share computation.

	2001	2000
Weighted-average common shares outstanding	726,005	726,005
Average treasury stock shares	(148,278)	(80,157)
Average unearned ESOP and RSP shares	(55,010)	(65,873)
Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	522,717	579,975
Additional common stock equivalents (stock options) used to calculate diluted earnings per share	8,152	-
Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	530,869	579,975

Options to purchase 54,540 shares of common stock at a price of $9.25 were outstanding during 2000 but were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive.

3. INVESTMENT SECURITIES

The amortized cost and estimated market values of investment securities available for sale and held to maturity are summarized as follows:

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available for Sale				
Mutual funds	$ 4,083,238	$ 331	$ (75,304)	$ 4,008,265
Federal Home Loan Mortgage Corporation common stock	3,880	259,800	-	263,680
Total	$ 4,087,118	$ 260,131	$ (75,304)	$ 4,271,945
Held to Maturity				
U.S. Government agency securities	$ 5,119,933	$ 37,292	$ (8,203)	$ 5,149,022
Obligations of state and political subdivisions	784,806	13,693	-	798,499
Total	$ 5,904,739	$ 50,985	$ (8,203)	$ 5,947,521

3. INVESTMENT SECURITIES (Continued)

	2000							
		Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Market Value
Available for Sale								
U.S. Government agency securities	$	500,000	$	-	$	(18,125)	$	481,875
Mutual funds		1,992,146		-		(123,550)		1,868,596
Federal Home Loan Mortgage Corporation common stock		9,700		594,700		-		604,400
Total	$	2,501,846	$	594,700	$	(141,675)	$	2,954,871
Held to Maturity								
U.S. Government agency securities	$	8,079,240	$	-	$	(589,460)	$	7,489,780
Obligations of states and political subdivisions		984,295		18,872		(22,883)		980,284
Total	$	9,063,535	$	18,872	$	(612,343)	$	8,470,064

The amortized cost and estimated market value of investments in debt securities at December 31, 2001, by contractual maturity, are shown below.

	Held to Maturity			
		Amortized Cost		Estimated Market Value
Due after one year through five years	$	314,016	$	315,152
Due after five years through ten years		1,000,000		1,016,250
Due after ten years		4,590,723		4,616,119
Total	$	5,904,739	$	5,947,521

Proceeds from the sales of investment securities available for sale and the gross realized gains and losses on those sales for the years ended December 31, are as follows:

		2001		2000
Proceeds from sales	$	399,390	$	335,657
Gross gains		393,468		307,650
Gross losses		-		26,154

4. MORTGAGE-BACKED SECURITIES

The amortized cost and estimated market value of mortgage-backed securities available for sale and held to maturity are summarized as follows:

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available for Sale				
Federal Home Loan Mortgage Corporation	$ 1,007,915	$ 7,724	$ -	$ 1,015,639
Federal National Mortgage Association	2,240,697	50,053	-	2,290,750
Total	$ 3,248,612	$ 57,777	$ -	$ 3,306,389
Held to Maturity				
Collateralized Mortgage Obigation	$ 505,000	$ -	$ -	$ 505,000
Government National Mortgage Association	4,230,448	59,249	(6,188)	4,283,509
Federal Home Loan Mortgage Corporation	2,689,423	54,687	(6,870)	2,737,240
Federal National Mortgage Association	4,268,389	51,207	(14,673)	4,304,923
Total	$ 11,693,260	$ 165,143	$ (27,731)	$ 11,830,672

	2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available for Sale				
Federal Home Loan Mortgage Corporation	$ 1,136,907	$ -	$ (23,101)	$ 1,113,806
Federal National Mortgage Association	4,043,401	15,990	(1,477)	4,057,914
Total	$ 5,180,308	$ 15,990	$ (24,578)	$ 5,171,720
Held to Maturity				
Government National Mortgage Association	$ 5,610,379	$ 6,820	$ (260,509)	$ 5,356,690
Federal Home Loan Mortgage Corporation	2,604,395	3,364	(30,859)	2,576,900
Federal National Mortgage Association	2,380,090	2,030	(62,813)	2,319,307
Total	$ 10,594,864	$ 12,214	$ (354,181)	$ 10,252,897

4. MORTGAGE-BACKED SECURITIES (Continued)

The amortized cost and estimated market value of mortgage-backed securities at December 31, 2001, by contractual maturity, are shown below. Mortgage-backed securities provide for periodic payments of principal and interest. Due to expected repayment terms being significantly less than the underlying mortgage loan pool contractual maturities, the estimated lives of these securities could be significantly shorter.

	Available for Sale		Held to Maturity	
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
Due within one year	$ -	$ -	$ 157,551	$ 160,289
Due after one year through five years	-	-	20,428	20,428
Due after five years through ten years	-	-	1,261,450	1,301,822
Due after ten years	3,248,612	3,306,390	10,253,831	10,348,133
Total	$ 3,248,612	$ 3,306,390	$ 11,693,260	$ 11,830,672

5. LOANS RECEIVABLE

Loans receivable consist of the following:

	2001	2000
Mortgage loans:		
1 - 4 family	$ 12,085,321	$ 11,223,839
Home equity	6,854,561	5,584,890
Multi-family	137,561	96,580
Commercial	1,451,282	1,611,706
	20,528,725	18,517,015
Consumer loans:		
Share loans	310,224	224,422
Other	429,329	316,733
	739,553	541,155
	21,268,278	19,058,170
Less:		
Allowance for loan losses	183,009	171,009
Total	$ 21,085,269	$ 18,887,161

The Company's primary business activity is with customers located within its local trade area. Commercial, residential, and personal loans are granted. Although the Company has a diversified loan portfolio at December 31, 2001 and 2000, the repayment of these loans is dependent upon the local economic conditions in its immediate trade area.

5. LOANS RECEIVABLE (Continued)

Activity in the allowance for loan losses for the years ended December 31, is as follows:

		2001		2000
Balance, January 1,	$	171,009	$	138,193
Loans charged off		-		(6,320)
Recoveries		-		136
Net loans charged off		-		(6,184)
Provision for loan losses		12,000		39,000
Balance, December 31,	$	183,009	$	171,009

The Company had nonaccrual loans of $174,027 and $233,225 at December 31, 2001 and 2000, respectively, which in management's opinion did not meet the definition of impaired. Interest income on loans would have been increased by $13,729 and $9,354, respectively, if these loans had performed in accordance with their original terms.

In the normal course of business, loans are extended to directors, executive officers, and their associates. A summary of loan activity for those directors, executive officers, and their associates with loan aggregate balances in excess of $60,000 for the year ended December 31, 2001 is as follows:

	2000		Additions		Repayments		2001
$	395,969	$	13,000	$	46,863	$	362,106

6. ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consists of the following:

		2001		2000
Interest-bearing deposits in other banks	$	11,066	$	15,442
Investment securities		55,635		177,179
Mortgage-backed securities		95,026		112,669
Loans receivable		123,199		112,391
Total	$	284,926	$	417,681

7. PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

		2001		2000
Land and improvements	$	432,969	$	422,182
Buildings and improvements		1,411,675		1,147,671
Furniture and equipment		697,877		682,091
		2,542,521		2,251,944
Less accumulated depreciation		986,299		896,745
Total	$	1,556,222	$	1,355,199

Depreciation expense for the years ended December 31, 2001 and 2000 was $89,554 and $98,900, respectively.

8. FEDERAL HOME LOAN BANK STOCK

The Bank is a member of the FHLB System. As a member, the Bank maintains an investment in the capital stock of the FHLB of Pittsburgh, at cost, in an amount not less than the greater of one percent of its outstanding home loans or five percent of its outstanding notes payable to the FHLB of Pittsburgh as calculated at December 31 of each year.

9. DEPOSITS

Comparative details of deposits are as follows:

	2001		2000	
	Amount	%	Amount	%
Noninterest-bearing	$ 3,367,578	7.6 %	$ 3,327,613	8.8 %
Interest-bearing:				
Savings	12,877,418	29.1	10,858,576	28.6
NOW checking	3,186,506	7.2	2,515,955	6.6
Money market	904,403	2.1	1,043,659	2.8
	16,968,327	38.4	14,418,190	38.0
Time certificates of deposit:				
2.00 - 3.99%	2,768,043	6.3	-	-
4.00 - 5.99%	21,105,925	47.7	7,684,895	20.2
6.00 - 7.99%	-	-	12,511,336	33.0
	23,873,968	54.0	20,196,231	53.2
Total	$ 44,209,873	100.0 %	$ 37,942,034	100.0 %

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $3,896,073 and $2,112,048 at December 31, 2001 and 2000, respectively. Deposits in excess of $100,000 are not federally insured.

The scheduled maturities of time certificates of deposit as of December 31, 2001 are as follows:

Within one year	$ 19,477,220
Beyond one year but within three years	3,492,878
Beyond three years but within five years	853,870
Five year and beyond	50,000
Total	$ 23,873,968

Interest expense by deposit category for the years ended December 31, is as follows:

	2001	2000
Savings	$ 321,334	$ 321,670
NOW and money market	77,676	82,512
Time certificates of deposit	1,292,772	1,238,472
Total	$ 1,691,782	$ 1,642,654

10. FHLB ADVANCES

A schedule of advances from the FHLB by maturity as of December 31, is summarized as follows:

Maturity	Interest Rate	2001	2000
November 13, 2001	6.52%	$ -	$ 2,000,000
November 10, 2003	6.59%	3,000,000	3,000,000
		$ 3,000,000	$ 5,000,000

The FHLB borrowings are secured by a blanket security agreement on certain investment and mortgage-backed securities, qualifying residential mortgages, and the Bank's investment in FHLB stock. At December 31, 2001, the Bank's maximum borrowing capacity with the FHLB was approximately $33 million.

11. INCOME TAXES

The components of the income tax benefit for the years ended December 31, are summarized as follows:

	2001	2000
Current payable:		
Federal	$ 147,534	$ 151,716
State	20,500	-
	168,034	151,716
Deferred federal taxes	(42,681)	28,025
Change in valuation allowance	-	(91,845)
Total	$ 125,353	$ 87,896

The following temporary differences gave rise to the net deferred tax assets (liabilities):

	2001	2000
Deferred tax assets:		
Allowance for loan losses	$ 62,223	$ 58,143
Premises and equipment	41,532	34,628
Pension liability	-	605
Deferred compensation	101,156	68,699
State net operating loss carryforward	-	1,667
Total gross deferred tax assets	204,911	163,742
Deferred tax liabilities:		
Net unrealized gain on securities	82,485	151,109
Deferred loan origination fees, net	10,042	6,724
Excess tax bad debt reserve	4,831	9,661
Total gross deferred tax liabilities	97,358	167,494
Net deferred tax asset (liabilities)	$ 107,553	$ (3,752)

11. INCOME TAXES (Continued)

The reconciliation of the federal statutory rate and the Company's effective income tax rate is as follows:

	2001		2000	
	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income
Federal income tax at statutory rate	$ 111,526	34.0 %	$ 171,988	34.0 %
Tax-exempt income	(20,848)	(6.4)	(25,687)	(5.1)
Nondeductible interest to carry tax-exempt assets	5,843	1.8	6,453	1.3
Valuation allowance	-	-	(48,351)	(9.5)
Other	28,832	8.8	(16,507)	(3.3)
Actual tax benefit and effective rate	$ 125,353	38.2 %	$ 87,896	17.4 %

On August 20, 1996, The Small Business Job Protections Act (the "Act") was signed into law. The Act eliminated the percentage of taxable income bad debt deduction for thrift institutions for tax years beginning after December 31, 1995. The Act provides that bad debt reserves accumulated prior to January 1, 1988 be exempt from recapture. The recapture tax will be paid over six years beginning with the 1997 tax year. Subject to prevailing corporate tax rate, the Association owes $4,831 in federal income taxes at December 31, 2001, which is reflected as a deferred tax liability.

The Company is subject to the Pennsylvania Mutual Thrift Institution's tax which is calculated at 11.5 percent of earnings based on generally accepted accounting principles with certain adjustments.

12. EMPLOYEE BENEFITS

Defined Benefit Plan

Effective December 31, 2000, the trusteed, defined benefit pension plan was amended to freeze all accrued benefits with all active participants becoming fully vested. During 2001, approval to terminate and thus settle the plan was obtained from the Internal Revenue Service. It is anticipated that the plan will be settled in 2002.

12. EMPLOYEE BENEFITS (Continued)

Defined Benefit Plan (Continued)

The following table sets forth the change in plan assets and benefit obligation at December 31:

	2001	2000
Plan assets at fair value, beginning of year	$ 943,166	$ 816,532
Actual return on plan assets	224,396	59,654
Employer contribution	-	86,901
Benefits paid	(17,969)	(19,921)
Plan assets at fair value, end of year	1,149,593	943,166
Benefit obligation, beginning of year	944,945	1,130,172
Service cost	9,993	61,046
Interest cost	56,158	72,877
Actuarial adjustments	98,558	(299,229)
Benefits paid	(17,969)	(19,921)
Benefit obligation, end of year	1,091,685	944,945
Funded status	57,908	(1,779)
Unrecognized net loss from past experience different from that assumed	(57,871)	-
Accrued pension liability	$ 37	$ (1,779)

The plan assets are invested primarily in stocks and bonds under the control of the plan's trustees as of December 31, 2001.

Assumptions used in the accounting for the defined benefit plan are as follows:

	2001	2000
Discount rate	5.48%	6.00%
Expected return on plan assets	7.00%	7.00%
Rate of compensation increase	-	4.62%

The plan utilizes the straight-line method of amortization for unrecognized gains and losses.

12. EMPLOYEE BENEFITS (Continued)

Defined Benefit Plan (Continued)

Net periodic pension cost includes the following components:

		2001		2000
Service cost of the current period	$	9,993	$	61,046
Interest cost on projected benefit obligation		56,158		72,877
Actual return on plan assets		(67,967)		(59,654)
Net amortization and deferral		-		7,949
Effect of plan termination		-		(81,208)
Net periodic pension (benefit) cost	$	(1,816)	$	1,010

Supplemental Retirement Plans

Board of Directors

The Company maintains a Directors' Consultation and Retirement Plan to provide post-retirement payments over a five-year period to non-officer members of the Board of Directors who have completed five or more years of service. The Company incurred no expense in 2001 or 2000 relating to this plan.

Executive Officers

During 2001, the Board of Directors approved an amendment to the Company's Supplemental Retirement Plan for the executive officers of the Company, which purpose is to provide executive officers with supplemental post-retirement benefits for life in addition to those provided under the Company's pension plan for all eligible employees. Expenses for the years ended December 31, 2001 and 2000 amounted to $95,464 and $16,500 and are included as a component of compensation and employee benefits.

The assumptions of 5.34 and 6.50 percent and 5.00 and 5.00 percent for the discount rate and rate of compensation increase, respectively, were used in determining net periodic post-retirement costs for the Directors' Consultation and Retirement Plans and Supplemental Retirement Plan for the executive officers.

Employee Stock Ownership Plan ("ESOP")

The Company has an ESOP for the benefit of employees who meet the eligibility requirements which include having completed one year of service with the Company or its subsidiary and attained age 21. The ESOP trust purchased 58,080 shares of common stock since the date of conversion with proceeds from a loan from SFSB Holding Company. The Company makes cash contributions to the ESOP on an annual basis sufficient to enable the ESOP to make required loan payments to the Company. The loan bears an interest rate of 8.50 percent with interest payable quarterly and principal payable in equal quarterly installments over ten years. The loan is secured by the shares of stock.

As the debt is repaid, shares are released from collateral and allocated to qualified employees based on the proportion of debt service paid in the year. Accordingly, the shares pledged as collateral are reported as unallocated ESOP shares in the consolidated balance sheet. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Compensation expense for the ESOP was $61,587 and $39,234 for the years ended December 31, 2001 and 2000, respectively.

12. EMPLOYEE BENEFITS (Continued)

Employee Stock Ownership Plan ("ESOP") (Continued)

The following table presents the components of the ESOP shares:

	2001	2000
Allocated shares	17,424	11,616
Shares released for allocation	5,808	5,808
Shares distributed	-	-
Unreleased shares	34,848	40,656
Total ESOP shares	58,080	58,080
Fair value of unreleased shares	$ 482,645	$ 300,041

Stock Option Plan

The Company maintains a stock option plan for directors, officers, and employees. An aggregate of 72,600 shares of authorized but unissued common stock of the Company are reserved for future issuance under this plan. The stock options typically have expiration terms of ten years subject to certain extensions and terminations. The per share exercise price of a stock option shall be, at a minimum, equal to the fair value of a share of common stock on the date the option is granted.

The following table presents share data related to the outstanding options:

	2001	Weighted-average Exercise Price	2000	Weighted-average Exercise Price
Outstanding, January 1	54,450	$ 9.25	54,450	$ 9.25
Granted	-		-	
Exercised	-		-	
Forfeited	-		-	
Outstanding, December 31	54,450	9.25	54,450	9.25
Exercisable, December 31	32,670	9.25	21,780	9.25

12. EMPLOYEE BENEFITS (Continued)

Stock Option Plan (Continued)

The following table summarizes the characteristics of stock options outstanding at December 31, 2001:

Outstanding			Exercisable	
Shares	Average Life	Average Exercise Price	Shares	Average Exercise Price
54,450	6.83	$ 9.25	32,670	$ 9.25

For purposes of computing pro forma results, the Company estimated the fair values of stock options using the Black-Scholes option pricing model. The model requires the use of subjective assumptions which can materially effect fair value estimates. Therefore, the pro forma results are estimates of results of operations as if compensation expense had been recognized for the stock option plans. The fair value of each stock option granted was estimated using the following weighted-average assumptions for grants in 2000: (1) expected dividend yield of 2.0 percent; (2) risk-free interest rate of 6.5 percent; (3) expected volatility of 26.0 percent; and (4) expected life of 7.83 years.

The Company accounts for its stock option plans under provisions of APB Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and related interpretations. Under this Opinion, no compensation expense has been recognized with respect to the plans because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the grant date.

Had compensation expense for the stock option plans been recognized in accordance with the fair value accounting provisions of Statement of Financial Accounting Standards No. 123, *"Accounting for Stock-based Compensation,"* net income applicable to common stock, basic and diluted net income per common share, for the year ended December 31, 2001 and 2000 would have been as follows:

	2001	2000
Net income applicable to common stock:		
As reported	$ 202,664	$ 417,952
Pro forma	186,938	400,939
Basic net income per common share:		
As reported	$ 0.39	$ 0.72
Pro forma	0.36	0.69
Diluted net income per common share:		
As reported	$ 0.38	$ 0.72
Pro forma	0.35	0.69

Restricted Stock Plan ("RSP")

The Company sponsors a RSP for directors, officers, and employees. The objective of this plan is to enable the Company and the Bank to retain its corporate directors, officers, and key employees who have the experience and ability necessary to manage these entities. Directors, officers, and key employees who are selected by members of a Board-appointed committee are eligible to receive benefits under the RSP. The non-employee directors of the Company and the Bank serve as trustees for the RSP and have the responsibility to invest all funds contributed by the Company to the Trust created for the RSP.

12. EMPLOYEE BENEFITS (Continued)

Restricted Stock Plan ("RSP") (Continued)

The Trust purchased, with funds contributed by the Company, 29,040 shares of the common stock of the Company, of which 7,250 shares were issued to directors, and 13,940 shares were issued to officers and employees. During 2001, 1,255 shares were contributed into the plan as a result of a cashless exercise of vested restricted common stock. As of December 31, 2001, 9,105 shares remain unissued. Directors, officers, and key employees who terminate their association with the Company shall forfeit the right to any shares which were awarded but not earned.

The Company granted a total of 21,200 shares of common stock on October 20, 1998. All plan share awards granted are earned at a rate of 20 percent one year after the date of grant and 20 percent annually thereafter. The unearned RSP shares are excluded from stockholders' equity. The Company recognizes compensation expense in the amount of fair value of the common stock at the grant date, pro rata, over the years during which the shares are payable and recorded as an addition to the stockholders' equity. Net compensation expense attributable to the RSPs amounted to $40,236 and $30,982 for the years ended December 31, 2001 and 2000, respectively.

Retirement Plan

During 2001, the Bank established, in conjunction with a noncontributory profit sharing plan, a 401(k) employee savings plan. The Bank makes discretionary contributions to the profit sharing plan as determined by the Board of Directors. In addition, eligible employees' with at least one year of service who work over 1,000 hours per year are eligible to participate in the plan. The Bank contributes 100 percent of the first 3 percent of an employee's contribution and 50 percent of the next 2 percent, for a maximum match of 5 percent. Such matching contributions vest over a five-year period. The Bank's total profit sharing and matching contributions to this plan were $53,694 for the year ended December 31, 2001.

13. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

In the normal course of business, the Company makes various commitments which are not reflected in the accompanying consolidated financial statements. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The Company's exposure to credit loss in the event of nonperformance by the other parties to the financial instruments is represented by the contractual amounts as disclosed. The Company minimizes its exposure to credit loss under these commitments by subjecting them to credit approval and review procedures and collateral requirements as deemed necessary. Commitments generally have fixed expiration dates within one year of their origination.

The off-balance sheet commitments were comprised of the following:

	2001	2000
Commitments to extend credit:		
One-to-four family	$ 1,004,660	$ 723,082

The Company's commitments to fund future fixed rate loans at December 31, 2001 ranged from 6.75 percent to 8.00 percent.

Contingent Liabilities

In the normal course of business, the Company is involved in various legal proceedings primarily involving the collection of outstanding loans. None of these proceedings are expected to have a material effect on the financial position or operations of the Company.

14. REGULATORY MATTERS

Dividend Restrictions

The Bank is subject to a dividend restriction which generally limits the amount of dividends that can be paid by an OTS-chartered bank. OTS regulations require that the Bank give the OTS 30 days notice of any proposed declaration of dividends to the Company, and the OTS has the authority under its supervisory powers to prohibit the payment of dividends by the Bank to the Company.

Regulatory Capital Requirements

Federal regulations require the Company and the Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average total assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") established five capital categories ranging from "well capitalized" to "critically undercapitalized." Should any institution fail to meet the requirements to be considered "adequately capitalized," it would become subject to a series of increasingly restrictive regulatory actions.

As of December 31, 2001 and 2000, the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, Tier 1 Leverage capital, and Tangible equity capital ratios must be at least 10.0 percent, 6.0 percent, 5.0 percent, and 1.5 percent, respectively.

The actual capital ratios are presented in the following tables, which show that both the Company and the Bank met all regulatory capital requirements.

The following table reconciles the Company's capital under accounting principles generally accepted in the United States of America regulatory capital.

	2001	2000
Total capital	$ 8,204,909	$ 9,031,054
Unrealized gain on securities available for sale	(160,119)	(293,328)
Tier I, core, and tangible capital	8,044,790	8,737,726
Allowance for loan losses	183,009	171,009
Unrealized gain on equity securities	83,172	212,018
Risk-based capital	$ 8,310,971	$ 9,120,753

14. REGULATORY MATTERS (Continued)

Regulatory Capital Requirements (Continued)

Actual capital levels of the Company and minimum required levels are as follows:

	2001		2000	
	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-weighted Assets)				
Actual	$ 8,310,971	35.2 %	$ 9,120,753	42.3 %
For Capital Adequacy Purposes	1,891,184	8.0	1,725,144	8.0
To Be Well Capitalized	2,363,980	10.0	2,156,430	10.0
Tier I Capital (to Risk-weighted Assets)				
Actual	$ 8,044,790	34.0 %	$ 8,737,726	40.5 %
For Capital Adequacy Purposes	945,592	4.0	862,572	4.0
To Be Well Capitalized	1,418,388	6.0	1,293,858	6.0
Core Capital (to Adjusted Assets)				
Actual	$ 8,044,790	14.4 %	$ 8,737,726	16.7 %
For Capital Adequacy Purposes	1,677,251	3.0	1,569,586	3.0
To Be Well Capitalized	2,795,418	5.0	2,615,976	5.0
Tangible Capital (to Adjusted Assets)				
Actual	$ 8,044,790	14.4 %	$ 8,737,726	16.7 %
For Capital Adequacy Purposes	838,625	1.5	784,793	1.5
To Be Well Capitalized	N/A	N/A	N/A	N/A

14. REGULATORY MATTERS (Continued)

Regulatory Capital Requirements (Continued)

Actual capital levels of the Bank and minimum required levels are as follows:

	2001		2000	
	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-weighted Assets)				
Actual	$ 7,609,952	32.6 %	$ 7,482,955	35.1 %
For Capital Adequacy Purposes	1,870,160	8.0	1,705,200	8.0
To Be Well Capitalized	2,337,700	10.0	2,131,500	10.0
Tier I Capital (to Risk-weighted Assets)				
Actual	$ 7,340,731	31.4 %	$ 7,096,052	33.3 %
For Capital Adequacy Purposes	935,080	4.0	852,600	4.0
To Be Well Capitalized	1,402,620	6.0	1,278,900	6.0
Core Capital (to Adjusted Assets)				
Actual	$ 7,340,731	13.2 %	$ 7,096,052	13.6 %
For Capital Adequacy Purposes	1,669,164	3.0	1,561,894	3.0
To Be Well Capitalized	2,781,940	5.0	2,603,156	5.0
Tangible Capital (to Adjusted Assets)				
Actual	$ 7,340,731	13.2 %	$ 7,096,052	13.6 %
For Capital Adequacy Purposes	834,582	1.5	780,947	1.5
To Be Well Capitalized	N/A	N/A	N/A	N/A

Prior to the enactment of the Small Business Job Protection Act discussed in Note 11, the Bank accumulated approximately $975,000 of retained earnings at December 31, 2001, which represents allocations of income to bad debt deductions for tax purposes only. Since this amount represents the accumulated bad debt reserves prior to 1988, no provision for federal income tax has been made for such amount. If any portion of this amount is used other than to absorb loan losses (which is not anticipated), the amount will be subject to federal income tax at the current corporate rate.

15. FAIR VALUE DISCLOSURE

The estimated fair values of the Company's financial instruments at December 31, are as follows:

	2001		2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:				
Cash and due from banks, interest-bearing deposits in other banks, and certificates of deposits in other banks	$ 7,175,151	$ 7,175,151	$ 3,782,945	$ 3,782,945
Investment securities:				
Available for sale	4,271,945	4,271,945	2,954,871	2,954,871
Held to maturity	5,904,739	5,947,521	9,063,535	8,470,064
Mortgage-backed securities:				
Available for sale	3,306,389	3,306,389	5,171,720	5,171,720
Held to maturity	11,693,260	11,830,672	10,594,864	10,252,897
Loans receivable	21,085,269	21,443,930	18,887,161	19,199,374
Accrued interest receivable	284,926	284,926	417,681	417,681
FHLB stock	318,500	318,500	256,500	256,500
Total	$ 54,040,179	$ 54,579,034	$ 51,129,277	$ 50,506,052
Financial liabilities:				
Deposits	$ 44,209,873	$ 44,630,356	$ 37,942,034	$ 37,970,034
FHLB advances	3,000,000	3,163,800	5,000,000	5,056,000
Advances by borrowers for taxes and insurance	83,545	83,545	116,499	116,499
Accrued interest payable	35,381	35,381	54,938	54,938
Total	$ 47,328,799	$ 47,913,082	$ 43,113,471	$ 43,197,471

Financial instruments are defined as cash, evidence of an ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments are based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in the assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

15. FAIR VALUE DISCLOSURE (Continued)

As certain assets, such as deferred tax assets and premises and equipment, are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company.

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Cash and Due from Banks, Interest-bearing Deposits and Certificates of Deposits in Other Banks, Accrued Interest Receivable, FHLB Stock, Advances by Borrowers for Taxes and Insurance, and Accrued Interest Payable

The fair value is equal to the current carrying value.

Investment and Mortgage-backed Securities

The fair value of these securities is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

Loans Receivable, Deposits, and FHLB Advances

The fair value of loans is estimated by discounting the future cash flows using a simulation model which estimates future cash flows based upon current market rates adjusted for prepayment risk and credit quality. Savings, checking, and money market deposit accounts are valued at the amount payable on demand as of year-end. Fair values for time deposits and FHLB Advances are estimated using a discounted cash flow calculation that applies contractual costs currently being offered in the existing portfolio to current market rates being offered for deposits of similar remaining maturities.

Commitments to Extend Credit

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments are presented in Note 13.

16. PARENT COMPANY

The following are condensed financial statements for the Company.

CONDENSED BALANCE SHEET

	2001	2000
ASSETS		
Cash and due from banks	$ 641,966	$ 1,610,191
Investment securities available for sale	234,277	225,600
Investment in subsidiary bank	7,156,828	6,988,507
Loan receivable from ESOP trust	348,480	406,560
Other assets	28,523	23,202
TOTAL ASSETS	$ 8,410,074	$ 9,254,060
LIABILITIES AND STOCKHOLDERS' EQUITY		
Restricted stock plan payable	$ 175,786	$ 201,431
Other liabilities	29,379	21,575
Stockholders' equity	8,204,909	9,031,054
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 8,410,074	$ 9,254,060

CONDENSED STATEMENT OF INCOME

	2001	2000
INCOME		
Interest income	$ 36,520	$ 42,170
EXPENSES	78,535	64,395
Loss before equity in undistributed net income of subsidiary	(42,015)	(22,225)
Equity in undistributed net income of subsidiary	244,679	440,177
NET INCOME	$ 202,664	$ 417,952

16. PARENT COMPANY (Continued)

	2001	2000
OPERATING ACTIVITIES		
Net income	$ 202,664	$ 417,952
Adjustments to reconcile net income to net cash used for operating activities:		
Equity in undistributed net income of subsidiary	(244,679)	(440,177)
Other, net	5,359	(6,940)
Net cash used for operating activities	(36,656)	(29,165)
INVESTING ACTIVITIES		
Decrease in certificates of deposit in other banks	-	99,000
Proceeds from sales of investment securities available for sale	(6,817)	17,499
Repayment of loan to ESOP	58,080	58,080
Net cash provided by investing activities	51,263	174,579
FINANCING ACTIVITIES		
Purchase of treasury stock	(821,153)	(240,484)
Cash dividends paid	(161,679)	(91,877)
Net cash used for financing activities	(982,832)	(332,361)
Decrease in cash and cash equivalents	(968,225)	(186,947)
CASH AT BEGINNING OF PERIOD	1,610,191	1,797,138
CASH AT END OF PERIOD	$ 641,966	$ 1,610,191

SFSB HOLDING COMPANY

Corporate Office
900 Saxonburg Boulevard
Pittsburgh, PA 15223
(412) 487-4200

Special Counsel
Malizia Spidi & Fisch, PC
1100 New York Avenue, Suite 340 West
Washington, D.C. 20005

637 Kennard Road
State College, PA 16801

Independent Accountants
S.R. Snodgrass, A.C.
1000 Stonewood Drive, Suite 200
Wexford, PA 15090

Stock Listing
OTC Bulletin Board
Under the Symbol: "SFSH"

Market Makers
E.E. Powell & Co., Inc.
(800) 289-7865

Ryan, Beck & Co.
(800) 345-2325

Tucker Anthony, Inc.
(800) 833-8041

Transfer Agent
American Stock Transfer Co.
59 Maiden Lane
New York, New York 10038

STANTON FEDERAL SAVINGS BANK

900 Saxonburg Boulevard, Pittsburgh, PA
5200 Butler Street, Pittsburgh, PA

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Timothy R. Maier, Chairman of the Board
Barbara J. Mallen, President and Director
Joseph E. Gallagher, Senior Vice President, Secretary and Director
Jerome L. Kowalewski, Treasurer and Director
Mary Lois Loftus, Director

SFSB Holding Company's Annual Report for the year ended December 31, 2001 filed with the Securities and Exchange Commission on Form 10-KSB, including exhibits, is available without charge upon written request. For a copy of the Form-10-KSB or any other investor information, please contact Joseph E. Gallagher at our corporate office. The Annual Meeting of Stockholders will be held on Tuesday, April 30, 2002 at 9:00 a.m., at our corporate office.

SFSB Holding Company

900 Saxonburg Boulevard
Pittsburgh, Pennsylvania

Phone: (412) 487-4200

Stock Listing on OTC Electronic Bulletin Board - Symbol "SFSH"